

BRITISH AMERICAN
TOBACCO

82-33

GC/KC/ref flies/SEC

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555
www.bat.com

4 May 2005

FILE No
82-3

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

BAT Industries

SUPPL




05008354


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH. D.C. 185 SECTION

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose the first quarter announcement which was filed with the London Stock Exchange today. I also enclose three further announcements which were released on 28 April and 29 April 2005.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Assistant Secretary

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

Attached: Quarterly Report to 31 March 2005
AGM Speech by Jan du Plessis, Chairman
The risks of confrontation in place of co-operation
British American Tobacco Sells Trademarks to Gallaher Plc

5/24



BRITISH AMERICAN
TOBACCO

GC/KC/ref flies/SEC

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555
www.bat.com

4 May 2005


FILE No.
82 - 33

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose the first quarter announcement which was filed with the London Stock Exchange today. I also enclose three further announcements which were released on 28 April and 29 April 2005.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Assistant Secretary

Attached: Quarterly Report to 31 March 2005
AGM Speech by Jan du Plessis, Chairman
The risks of confrontation in place of co-operation
British American Tobacco Sells Trademarks to Gallaher Plc

Received...